Oriental Culture Holding LTD.

February 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Brian Fetterolf

Jennifer López Molina

Re:	Oriental Culture Holding LTD.
Amendment No.2 to Registration Statement on Form F-3 Filed June 15, 2022 File No. 333-262398

Dear Mr. Fetterolf and Ms. López Molina:

Oriental Culture Holding LTD. (“OCG” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated July 13, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on January 28, 2022 and amended on February 22, 2022 and June 15, 2022.

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 2 to Registration Statement on Form F-3 filed June 15, 2022 Cover Page

1.	We note your disclosure regarding the Holding Foreign Companies Accountable Act. Please revise to also discuss the Accelerating Holding Foreign Companies Accountable Act and include cross-references to the individual risk factors related to the discussion in the fourth paragraph of the cover page.

Response: We have revised our disclosure to also discuss the Accelerating Holding Foreign Companies Accountable Act and recent new law that decreases the number of non-inspection years from three years to two as well as include cross-references to the individual risk factors related to the discussion in the fourth paragraph of the cover page.

2.	We note your response to comment 3, as well as your amended disclosure. Additionally, please amend your disclosure here and in the prospectus summary and risk factors sections to state that, to the extent cash and/or assets in the business are in the PRC and/or Hong Kong or your PRC and/or Hong Kong entities, including HKDAEx, International Exchange, Oriental Culture HK, the VIE, and the WFOE, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions.

Response: We have revised our disclosure in the cover page, prospectus summary and risk factors to state that, to the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, including HKDAEx, International Exchange, Oriental Culture HK, the VIE, and the WFOE, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, we also provided cross-references to these other discussions.

3.	We note your discussion on page 9 of the limitations on cash transfer and foreign exchange control. Briefly describe these restrictions on the cover page, and provide a cross-reference to your discussion of this issue in your prospectus summary and risk factors sections, as well. To the extent you have any cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion in the prospectus summary.

Response: We have revised our disclosure on cover page to briefly describe restrictions on cash transfer and foreign exchange control and provide a cross-reference to our discussion of this issue in the prospectus summary and risk factors sections. We also revised disclosure to state on the cover page and in the prospectus summary that we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization, and the funds can be transferred in accordance with the applicable PRC laws and regulations discussed in this section. We also provided a cross-reference on the cover page to the discussion in the prospectus summary.

General

4.	Please revise all references to “our VIE” to instead state “the VIE” or “a VIE,” as you do not own or control the VIE. Please also revise the definition of “PRC” and “China” so that it does not exclude Hong Kong and Macau.

Response: We have revised all references to “our VIE” to instead state “the VIE” or “a VIE”. We have also revised the definition of “PRC” and “China” to mainland China on the cover page.

5.	We note your response to comment 5, as well as your amended disclosure on page 11. Additionally, on the cover page, please revise your disclosure that you “control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements” and that you have “entered into a series of agreements . . . through which [you] effectively control and derive all of the economic interest and benefits from Jiangsu Yanggu” to qualify such statement with disclosure of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes. On page 1, please remove your reference to “in lieu of direct equity ownership,” as such statement implies that you could have indirect ownership, and instead revise your disclosure to similarly qualify such statement with the disclosure noted in the preceding sentence. In this regard, please ensure that all references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Response: We have revised disclosure to qualify such statement with that we have satisfied conditions for consolidation of the VIE under U.S. GAAP and become the primary beneficiary of the VIE for accounting purposes. We also removed the statement of “in lieu of direct equity ownership” and revised our disclosure to similarly qualify such statement with the disclosure in the preceding sentence on page 1. We have also changed all references to control or benefits that accrue to us because of the VIE are limited to a clear description of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Oriental Culture Holding LTD.

/s/ Yi Shao
Yi Shao
Chief Executive Officer

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